Exhibit 77D

At a regular meeting held on January 16, 2002, the Board of Dreyfus Intermediate Municipal Bond Fund, Inc. adopted a fundamental policy to invest at least 80% of the value of its assets in bonds that provide income exempt from federal income taxes.